July 23, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (212) 624-3773

Mr. Anthony Vuolo, Chief Financial Officer
WebMD Health Corp.
111 Eight Avenue
New York, NY   10011

RE: WebMD Health Corp.
File No. 000-51547
Form 10-K for the year ended December 31, 2006 and related
Amendments 1 and 2
Form 10-Q for the quarter ended March 31, 2007 and related Amendment 1

Dear Mr. Vuolo:

We have reviewed the above referenced filings and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your explanation, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10-Q for the quarterly period ended March 31, 2007

Exhibits 31.1 and 31.2 Certifications

1.   We noted in you r certifications that you omitted paragraph three. Please revise to include a certification statement regarding the fair presentation of financial statements and other financial information.

As appropriate, please amend the referenced Form 10-Q within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment. Detailed response letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3629 if you have any questions,

Sincerely,

Kevin Woody
Branch Chief